

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YYY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHA FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

4 PHEASANT HILL STREET
(No. and Street)

WESTWOOD	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. WILLIAM HOILMAN — 781-769-8066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, C. WILLIAM HOILMAN ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHA FINANCIAL CORPORATION , as of DECEMBER 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


ARCOT V. KUMAR

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHA FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2015

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of MHA Financial Corporation

We have audited the accompanying statement of financial condition of MHA Financial Corporation as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of MHA Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHA Financial Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of MHA Financial Corporation's financial statements. The supplemental information is the responsibility of MHA Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, computation

of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.



Norwood, Massachusetts
January 29, 2016

MHA FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

31-Dec-15

ASSETS

Cash	$	359,031
Receivables from broker-dealers and clearing organizations		25,947
Receivables from non-customers		108,983
Other assets		109,148
	$	603,109

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	102,079
Stockholder's equity:		
Common stock, no par value, authorized 12,500 shares, 140 shares issued and outstanding		7,000
Additional paid-in capital		55,000
Retained earnings		439,030
Total stockholder's equity		501,030
	$	603,109

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Revenues:		
Commissions	$	368,003
Advisory fees		488,019
Investment banking income		20,000
Interest and dividends		106
Other income		178,411
		1,054,539
Expenses:		
Employee compensation and benefits		794,487
Communications and data processing		2,880
Occupancy		22,486
Other expenses		125,489
		945,342
Net income	$	109,197

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 7,000	$ 55,000	$ 429,833	$ 491,833
Net Income			109,197	109,197
Withdrawal of Equity			(100,000)	(100,000)
				-
Balance at December 31, 2015	$ 7,000	$ 55,000	$ 439,030	$ 501,030

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows From Operating Activities:		
Net income	$	109,197
Adjustments to reconcile net income		
to net cash from operating activities:		-
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers and clearing organizations		41,083
Increase in receivables from non-customers		(79,450)
Increase in other assets		(101,561)
(Decrease) increase in operating liabilities:		
Increase in accounts payable, and accrued expenses		7,316
Net cash from operating activities		(23,415)
Cash Flows From Investing Activities		
None		-
Cash Flows From Financing Activities		
Distributions to shareholder		(100,000)
Decrease in cash		(123,415)
Cash at beginning of the year	$	482,446
Cash at end of the year	$	359,031

Supplemental cash flow disclosures:		
Interest payments	$	-
Income tax payments	$	-

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $288,588 which was $238,588 in excess of its required net capital of $50,000. The Company's net capital ratio was .3537 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents office space and equipment from its sole shareholder. The rent charged was $18,000 for the fiscal year ending December 31, 2015. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a SARSEP plan for all employees. Employees at their discretion may contribute up to 25% of their compensation to the plan. For the year ended December 31, 2015 nothing was contributed on behalf of employees.

NOTE 6 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

MHA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2015

NOTE 6 – FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 7 – SALE OF BUSINESS

On October 23, 2013 the sole shareholder entered into an agreement to sell his entire interest in the company to ZT Wealth Securities, LLC. The agreement expired on November 1, 2015 and ZT Wealth Securities, LLC did not purchase the shares of the company.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 29, 2016, the date on which the financial statements were available to be issued.

MHA FINANCIAL CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

SCHEDULE I

MHA FINANCIAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

31-Dec-15

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 102,079	
NET CAPITAL:		
Common stock		$ 7,000
Additional paid-in capital		55,000
Retained earnings		439,030
		$ 501,030
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(109,148)
Non-allowable receivables		(102,580)
Haircuts and undue concentration		(714)
Net Capital, as defined		$ 288,588
NET CAPITAL REQUIREMENT		50,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 238,588
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.3537 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 288,884
Net audit adjustments	9,704
Increase in non-allowables and haircuts	(10,000)
Net capital per above	$ 288,588

SCHEDULE II

MHA FINANCIAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

MHA Financial Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholder
of MHA Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MHA Financial Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MHA Financial Corporation's compliance with the applicable instructions of Form SIPC-7. MHA Financial Corporation's management is responsible for MHA Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the cash disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Norwood, Massachusetts
January 29, 2016

MHA FINANCIAL CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Payment Date	To Whom Paid		Amount
7/28/2015	SIPC		$ 733.00
1/24/2016	SIPC		$ 429.00
		Total Paid	$ 1,162.00

The accompanying notes are an integral part of these financial statements.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of MHA Financial Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) MHA Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which MHA Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) MHA Financial Corporation stated that MHA Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. MHA Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MHA Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
January 29, 2016

MHA FINANCIAL CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

MHA Financial Corp is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the calendar year ending December 31, 2015.



C. William Hoilman, President